CELLADON CORPORATION

12707 High Bluff Drive, Suite 200

San Diego, California 92130

February 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celladon Corporation - Registration Statement – Form S-4 (File No. 333-208521)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Celladon Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 12, 2016 or as soon thereafter as may be practicable. Please call Patty DeGaetano of Pillsbury Winthrop Shaw Pittman LLP at (858) 509-4033 to confirm the effectiveness of the Registration Statement.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

CELLADON CORPORATION

By:	/s/ Andrew Jackson
Andrew Jackson Chief Financial Officer

cc:	Mike Hird, Esq.

Patty DeGaetano, Esq.